=====================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------

                                  SCHEDULE 13D

                    Information to be Included in Statements
                       Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed pursuant to Rule 13d-2(a)
                                (Amendment No. 5)
                         ------------------------------

                         Barrett Business Services, Inc.
                                (Name of Issuer)
                         ------------------------------

                          Common Stock, $.01 par value
                         (Title of Class of Securities)
                         ------------------------------


                                   068463 10 8
                                 (CUSIP Number)
                         ------------------------------

                               William W. Sherertz
                         Barrett Business Services, Inc.
                            4724 S.W. Macadam Avenue
                             Portland, Oregon 97201
                            Telephone: (503) 220-0988
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                                 Mary Ann Frantz
                                 Miller Nash LLP
                        111 S.W. Fifth Avenue, Suite 3500
                             Portland, Oregon 97204
                            Telephone: (503) 224-5858

                               September 21, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
     =====================================================================

CUSIP 068463 10 8                                              Page 2 of 7 pages

                                       13D

1.    Names of Reporting Persons

      I.R.S. Identification Nos. of Above Persons (Entities Only)

      William W. Sherertz

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      [  ]  (a)
      [X]   (b)

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds

      PF, BK

--------------------------------------------------------------------------------
5.    [  ]  Check Box if Disclosure of Legal Proceedings is
              Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      United States

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power

      2,033,657

--------------------------------------------------------------------------------
8.    Shared Voting Power

      41,300

--------------------------------------------------------------------------------
9.    Sole Dispositive Power

      2,033,657

--------------------------------------------------------------------------------
10.   Shared Dispositive Power

      41,300

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,074,957

CUSIP 068463 10 8                                              Page 3 of 7 pages

--------------------------------------------------------------------------------

12.   [  ]  Check Box if the Aggregate Amount in Row 11 Excludes
              Certain Shares

13.   Percent of Class Represented by Amount in Row 11

      34.2 percent

--------------------------------------------------------------------------------
14.   Type of Reporting Person

      IN

--------------------------------------------------------------------------------

CUSIP 068463 10 8                                              Page 4 of 7 pages

Item 1.     Security and Issuer.

      The title of the class of equity securities to which this Amendment No. 5 to statement on Schedule 13D ("Statement") relates is common stock, $.01 par value ("Common Stock"), of Barrett Business Services, Inc., a Maryland corporation ("Company"). The address of the Company's principal executive offices is 4724 S.W. Macadam Avenue, Portland, Oregon 97201.

Item 2.     Identity and Background.

      (a)-(c), (f) This statement is filed by William W. Sherertz ("Mr. Sherertz"), whose business address is 4724 S.W. Macadam Avenue, Portland, Oregon 97201. Mr. Sherertz's present principal occupation is president of the Company. The Company is a human resource management company engaged in providing staffing and professional employer services to a diversified group of customers through a network of more than 25 branch offices in eight states. The Company's address is set forth in Item 1. Mr. Sherertz is a citizen of the United States.

      (d)-(e) During the last five years, Mr. Sherertz has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      On October 28, 1991, Mr. Sherertz purchased from the Company one share of its capital stock for $8,000. The funds used for the purchase were Mr. Sherertz's personal funds and not funds he borrowed. At the time of the purchase, the Company had outstanding 250 additional shares of capital stock, all of which were held by Nancy B. Sherertz ("Ms. Sherertz").

      In a letter agreement ("Agreement") dated August 17, 1992, Mr. and Ms. Sherertz agreed to divide their holdings of Company capital stock equally upon the closing of an underwriting agreement for an initial public offering of Company capital stock. The Agreement was entered into by Ms. Sherertz for personal reasons based on her then marital relationship with Mr. Sherertz and also to recognize his contribution to the Company's growth and his efforts to establish a public market for the Common Stock.

      In March 1993, the outstanding capital stock of the Company was split into Common Stock at the rate of 7,968 shares for each previously outstanding share of capital stock, and the shares previously held by Mr. Sherertz and Ms. Sherertz were changed into 7,968 and 1,992,032 shares of Common Stock, respectively.

      On June 18, 1993, an underwritten initial public offering of Common Stock by the Company closed and, pursuant to the Agreement, Ms. Sherertz transferred 992,032 shares of her Common Stock to Mr. Sherertz.

      The references to numbers of shares of Common Stock that follow have been adjusted for a two-for-one stock split in 1994. From June 1993 through June 2000, Mr. Sherertz:

CUSIP 068463 10 8                                              Page 5 of 7 pages

      (1) Purchased a total of 61,500 shares of Common Stock prior to July 22, 1999, in 13 open market transactions for a total purchase price of approximately $718,985;

      (2) Sold a total of 275,000 shares of Common Stock in seven open market transactions for a total sale price of $3,755,625;

      (3) Disposed of beneficial ownership of a total of 17,450 shares of Common Stock by bona fide gifts;

      (4)   Transferred   7,400  shares  of  Common  Stock  to  the  Company  in
satisfaction of a $111,000 account receivable which Mr. Sherertz had personally guaranteed;

      (5) Transferred a total of 4,000 shares of Common Stock in exchange for real property lease rights;

      (6) Exercised employee stock options for a total of 122,500 shares of Common Stock through the delivery of a total of 56,193 shares of Common Stock in payment of the exercise price, for a net increase of 66,307 shares; and

      (7) On June 1, 2000, purchased 350,000 shares of Common Stock for $5.3125 per share and 5,000 shares of Common Stock for $6.00 per share in negotiated brokers transactions with a single seller. The source of funds was a personal line of credit with a bank.

      Since June 30, 2000, Mr. Sherertz has:

      (1) Sold 6,000 shares of Common Stock in exchange for real property lease rights on May 25, 2001;

      (2) Sold 50,000 shares of Common Stock for $3.80 per share in an open market transaction on June 18, 2001; and

      (3) Sold 50,000 shares of Common Stock for $4.00 per share in an open market transaction on September 21, 2001.

Item 4.     Purpose of Transaction.

      Mr. Sherertz acquires or disposes of shares of Common Stock from time to time for personal reasons. See also Item 3. Except in the ordinary course of Mr. Sherertz's management of the Company in his capacity as President, Mr. Sherertz has no present plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Company other than grants to and exercises of employee stock options held by Mr. Sherertz from time to time, or the disposition of securities of the Company other than by gift undertaken by Mr. Sherertz for charitable or tax planning purposes;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

CUSIP 068463 10 8                                              Page 6 of 7 pages

            (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Company;

            (f) Any other material change in the Company's business or corporate structure;

            (g)  Changes  in  the  Company's  charter,   bylaws  or  instruments
      corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j)   Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

      (a)-(b) Mr. Sherertz beneficially owns 2,074,957 shares of Common Stock or
34.2 percent of the outstanding Common Stock. Mr. Sherertz has sole power to vote and sole power to dispose of 2,033,657 shares. He shares voting and dispositive powers as to 41,300 shares held by his wife, his minor children, and his wife's minor child.

      (c) During the past 60 days, Mr. Sherertz has not engaged in any transactions in the Common Stock other than the sale of 50,000 shares described in Item 3 above.

      (d)-(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except for the Agreement (which has been performed) and the employee stock options referenced in Item 7, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Sherertz and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP 068463 10 8                                              Page 7 of 7 pages

Item 7.     Material to be Filed as Exhibits.

            (a) Letter agreement between Nancy B. Sherertz and William W. Sherertz dated August 17, 1992. (Incorporated by reference to Exhibit 10.6 to the Company's registration statement on Form S-3 (No. 33-61804) effective June 11, 1993)

            (b) Employee stock option dated June 18, 1993, to purchase 70,000 shares of Common Stock at $3.50 per share (as adjusted for the May 1994 stock split) granted to William W. Sherertz by the Company. (Previously filed)*

-----------

* Agreements evidencing subsequent grants of employee stock options have been omitted because they are essentially identical to Exhibit (b) except for dates of vesting and expiration and exercise price.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:      October 8, 2001
                                          /s/ William W. Sherertz
                                          ---------------------------------
                                          William W. Sherertz

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001.)